[Letterhead of LSC Communications, Inc.]

March 20, 2017

Via E-mail and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention:

Re:	Acceleration Request for LSC Communications, Inc.
Registration Statement on Form S-1 (File No. 333-216517)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LSC Communications, Inc. (the “Company” or the “Registrant”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-216517 (the “Registration Statement”) be accelerated so that it will become effective at 3:00 PM, Eastern time, on March 21, 2017, or as soon thereafter as practicable.

The Registrant hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Robert W. Downes at Sullivan & Cromwell LLP at (212) 558-4000.

Very truly yours,

LSC Communications, Inc.

By:	/s/ Suzanne S. Bettman
Name:	Suzanne S. Bettman
Title:	Secretary; Chief Compliance Officer; General Counsel

[Signature Page to Acceleration Request Letter]